Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company : US Airways Group, Inc.

Commission File No. 001-8444

To:	US Airways Officers

From:	Elise Eberwein

Date:	April 15, 2013

Subject:	Recent Merger Filings

I am writing to update you on our progress toward completing US Airways’ combination with American Airlines.

Today AMR filed a Form S-4 registration statement (which includes our preliminary proxy statement) with the United States Securities and Exchange Commission (“SEC”). Tomorrow we will also file a Form 10-K/A (an amendment of our annual 10-K filing) to add certain required 2012 compensation and corporate governance information, all of which is also included in our preliminary proxy statement in the Form S-4. The Form S-4 includes material information related to the proposed merger, including background information, terms, transaction structure and compensation information. Following the SEC’s review of the Form S-4, we will file our final proxy statement with the SEC, and US Airways shareholders will vote on the merger at our annual meeting of shareholders to be held this summer.

Later today American will also file its disclosure statement and plan of reorganization, two documents that are required by the Bankruptcy Court as part of the company’s restructuring. In addition to establishing the financial and operational terms that need to be defined so that American can complete its restructuring, American’s plan also outlines how it intends to incorporate and implement the merger of American and US Airways. The disclosure statement describes the terms of American’s plan and the circumstances that led to its filing and to our merger announcement, as well as other matters concerning the company and its business.

These filings provide information regarding our planned merger – much of which you are likely familiar with, but some of which may be new. Filing these materials is an important milestone and means that we are one step closer to completing the merger.

Even though the filing of the Form S-4 (including our preliminary proxy statement) is a standard aspect of the merger process, today’s filing may lead to related inquiries from employees, the media, or other stakeholders. As always, it is important that we speak with one voice on this matter, and we ask that you forward any media or outside inquiries to US Airways Corporate Communications.

Please be mindful that how you discuss this filing may affect how employees respond. We encourage you to stress to employees that this filing represents an important, yet routine, milestone in the merger process and an exciting, positive step forward.

To assist you in communicating with your direct reports, attached are some Questions & Answers to use in your discussions. Please note that this document is for your use only and is not to be distributed. A copy of the Form S-4, which includes our preliminary proxy statement, is attached to this email for your reference.

It is business as usual at US Airways and we appreciate your help ensuring everyone remains focused on continuing to serve our customers and operate with excellence.

Thank you for your continued hard work, support and dedication to our great company.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.